Exhibit:  AIVN Press Release date April 25, 2012

AIVN PURCHASES GOLDEN EAGLE MINE AND EXTENSION CLAIMS

Beatty, Nevada –Marketwire-April 25, 2012-American International Ventures, Inc. (OTCQB: AIVN) announced today that they acquired 2 patented lode claims and 15 unpatented mineral claims located 30 miles from Winnemucca in Humboldt County, Nevada for cash and stock consideration. Escrow was opened today at Title Service & Escrow, Yerington, Nevada. Escrow is scheduled to close on or before August 24, 2012.

Jerry Scott, Chief Operating Officer of AIVN said “we have already had our geologist do a significant amount of work and have received a conservative geology report. Our newly acquired mining equipment is now on its way to the Golden Eagle Mine and we expect to start set up and starting extraction operations at Golden Eagle by June 1st of this year. Mr. Scott also stated “we have an additional 80 acres of unpatented placer claims in the extension area already owned by Placer Gold Prospecting, Inc.” PGPI is the wholly owned operator of the mines.  In addition we acquired the King Midas Mines, the Yellow Jacket and Monitor Mine; and intend to acquire the Eureka Mining Inc. claims from Tucker White who was instrumental in bringing the Golden Eagle deal together. The Golden Eagle placers of Eureka Mining combined with the Placer Gold Prospecting claims and the Golden Eagle lodes purchased from Daal LLC, altogether, the mine is a world class historical past proven producer of gold and silver, right in the heart of Nevada’s northern gold belt.  AIVN has nine proven producers in its Nevada collection.

About American International Ventures, Inc.

American International Ventures, Inc. (AIVN) focus is gold and silver exploration and ore extraction, operating in Nevada through Placer Gold Prospecting, Inc., its wholly owned subsidiary. The Company focuses on gold and base mineral resource properties that have historically produced gold and silver until 1942 when all gold production in the United States was halted due to World War II. AIVN currently owns 11 mines in Nevada.

Cautionary Note Regarding Forward-Looking Statements and Information concerning mineral resources. This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of mining programs, anticipated exploration and metallurgical test program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any mining or production at Golden Eagle Mineral are to be considered forward-looking statements.  Except as required by the Federal Securities law, AIVN does not undertake any obligation to revise or update any forward-looking statements contained herein after the date hereof.

AIVN Contact:
Jack Wagenti, Chairman Phone: 813-260-2866 E-mail: jackwagenti@aivn.com Website: http://www.aivn.co	IR/Princeton Reasearch Michael King Phone: 702-650-3000 E-Mail: mike@princetonresearch.com Website: www.princetonresearch.com